

AgeMeter
Published by Bon Digital LLC • Just now • 🌐

Did you know about our current crowdfunding campaign? We're close to raising almost $100k! Right now, you can get in as an early-stage investor at: https://wefunder.com/agemeter. Start with as little as $100!

Why invest in us?

Our mission is to improve the quality of life for aging adults and others interested in aging reversal. As the world's only credible functional age test used by medical practices, fitness centers, and researchers, we think we're well positioned for the current boom in the multi-trillion-dollar longevity economy and aging-reversal revolution that's well underway. Your support will not only get you in as an early-stage investor in our company, but also helps us spread the word to more doctors, fitness centers, researchers around the world. We hope you can participate!

Please note the following disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

#investment #investingopportunity #longevity #longevityeconomy #agemeter #functionalagetest #functionalage #biologicalage #agetest #davidsinclair #georgechurch

There's still time to be an early-stage investor...







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